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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number  33-75224
                                                CUSIP Number:  53222A AA 6
                                                CUSIP Number:  53222A AA B4


                           NOTIFICATION OF LATE FILING

(Check One): [   ]  Form 10-K   [   ]  Form 11-K   [   ] Form 20-F
             [ X ]  Form 10-Q  [   ] Form N-SAR

For Period Ended:    JUNE 30, 1997

[   ] Transition Report on Form 10-K     [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F     [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended:  _____________________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________
_________________________________________________


                         PART I. REGISTRANT INFORMATION


Full name of registrant     LIGGETT GROUP INC.

Former name if applicable

Address of principal executive office    100 S.E. SECOND STREET

City, State and Zip Code     MIAMI, FLORIDA  33131


Full name of registrant     EVE HOLDINGS INC.

Former name if applicable

Address of principal executive office    100 S.E. SECOND STREET

City, State and Zip Code     MIAMI, FLORIDA  33131


                        PART II. RULE 12b-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and





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[  ]  (c) The accountant's statement or other exhibit required by Rule
      12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE


         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrants could not obtain all the required information necessary to complete their joint quarterly report on Form 10-Q.


                           PART IV. OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification.

          JOSELYNN D. VAN SICLEN           305                 579-8000
          ----------------------           ---                 --------
              (Name)                   (Area code)        (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrants were required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      [ X ]  Yes   [   ]   No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [ X ]  Yes    [   ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                                  LIGGETT GROUP INC.
                                   (Name of registrant as specified in charter.)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   August 15, 1997             By  /s/ Samuel M. Veasey
       ---------------                 ---------------------------------------
                                   Samuel M. Veasey
                                   Senior Vice President,
                                   Chief Financial Officer and Treasurer


                                                   EVE HOLDINGS INC.
                                   (Name of registrant as specified in charter.)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   August 15, 1997              By   /s/ Joselynn D. Van Siclen
       ---------------                   --------------------------
                                    Joselynn D. Van Siclen
                                    Vice President and Treasurer



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Liggett Group Inc.
Form 12b-25
Report on Form 10-Q for the three months ended June 30, 1997

August 15, 1997

Part IV - Other Information - Section 3

         For the three (3) months ended June 30, 1997, Liggett will report revenues of approximately $78.1 million and net income of approximately $1.1 million compared to revenues of approximately $113.3 million and income of approximately $3.2 million for the same period in 1996.

         The decrease in revenues at Liggett is due to the decline in overall unit sales volume partially offset by list price increases effective March 7, 1997.